SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

August 06, 2008

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

2Q08 Earnings Release

Quarterly Earnings Release
FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.
ANNOUNCES RESULTS FOR THE SECOND QUARTER 2008 (2Q08)

Highlights:

• Operating revenues in 2Q08, remained stable; it’s worth to highlight the growth in flexible plans, broadband revenues and pay television

• EBITDA in 2Q08 reached Ch$60,882 million (US$115.7 million), compared to Ch$69,791 million (US$132.7 million) in 2Q07. EBITDA margin reached 37.4% in 2Q08 compared to 42.9% in 2Q07

• Net income amounted to Ch$1,931 million (US$3.7 million) in 2Q08, compared to net income of Ch$4,122 million (US$7.8 million) in 2Q07

• Debt outstanding at the end of 2Q08 amounted to Ch$408,889 million

Santiago, Chile – July 23, 2008, Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) (“Telefónica Chile” or the “Company”) today announced its consolidated quarterly financial results, submitted to an interim financial review of independent auditors, stated in Chilean GAAP (in constant Chilean pesos as of June 30, 2008) for the Second Quarter of 2008. U.S. dollar equivalent information presented in this report is based on the observed exchange rate (defined by the Chilean Central Bank) as of June 30, 2008, which equaled to Ch$526.05 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros (“SVS”) and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company’s website, www.telefonicachile.cl.

CONSOLIDATED RESULTS FOR 2Q08
(Comparisons refer to 2Q07)

REVENUES	Telefónica Chile's revenues increased slightly by 0.1% in 2Q08 from 2Q07, amounting to Ch$162,779 million (US$309.4 million). This variation mainly stems from growing Broadband revenues (+12.9%), Television (+60.8%), Corporate Communications (+2.4%) and plans of minutes (+2.5%), which offset the decrease in revenues from fixed and variable charges, as well as the long distance business.

OPERATING COSTS AND EXPENSES	(i)	Operating costs and expenses (excluding depreciation) increased 9.8% in 2Q08 to Ch$101,897 million (US$193.7 million), mainly explained by: (i) higher direct costs of operations, which increased 13.7% due to higher TV content expenses associated to the increase in number of TV Clients, as well as higher costs of equipment sales associated with the commercialization of “Puesto de Trabajo” (“workstations”) service for the small and medium enterprises along with ongoing projects with corporations, and higher rental capacity costs due to the higher capacity offered to broadband clients since March 2008; (ii) an increase of the uncollectables provision, due to a more conservative approach and, (iii) a 21.2% increase in other operating costs due to higher electricity rates, which have increased more than 50% since June 2007, as well as higher expenses related rent of commercial sites, information systems, and central exchanges maintenance. The above expenses were partia lly offset by lower salaries due to a 9.2% decrease in average number of employees compared with 2Q07, and by lower commercial expenses, which decreased 6.1% mainly due to commercial cost savings.

EBITDA	As a result, EBITDA[1] in 2Q08 decreased 12.8% to Ch$60,882 million (US$115.7 million), compared to Ch$69,791 million (US$132.7 million) recorded in 2Q07.

EBITDA margin[2] in 2Q08 was 37.4%, compared to the 42.9% recorded in 2Q07. EBITDA margin is mainly affected by higher costs, primarily associated with the growth of the television business and broadband, and indexed costs in a highly competitive environment.

DEPRECIATION	Total depreciation in 2Q08 decreased 7.8% to Ch$51,599 million (US$98.1 million), from Ch$55,959 million (US$106.7 million) in 2Q07, mainly due to the completion of the useful lives of certain assets and lower investment compared with historic levels.

Operating Costs*	2Q07	2Q08	Var. % 08/07

(Million of Ch$)
Personnel	24,498	22,631	-7.6%
Direct Cost Of Operations	22,212	25,261	+13.7%
Commercial Expenses	18,136	17,032	-6.1%
Uncollectables	4,507	8,580	+90.4%
Others	23,421	28,393	+21.2%
Depreciation	55,959	51,599	-7.8%

Total operating expenses	148,733	153,496	+3.2%

• Change in the Operating Cost Breakdown presented in Results Information: As of 2008, the breakdown of operating has been modified and basically differs from the previous breakdown in that: (i) Personnel costs considers salaries of permanent employees as well as outsourced employees; previously only salaries of permanent employees were considered and labor costs of outsourced personnel was recorded as general expenses; (ii) “Commercial Costs” include sales commissions, advertising and client service costs; (iii) “Direct costs of operations” include sales equipment costs, interconnections and TV content and infrastructure costs; (iv) “Uncollectables” and “Depreciation” remain unchanged; and (v) “Others” refers to general expenses such as utilities, maintenance and others.

____________________
1 EBITDA = operating income + depreciation
2 EBITDA margin = (operating income + depreciation) / total operating revenues

OPERATING INCOME	OPERATING INCOME decreased 32.9% to Ch$9,283 million (US$17.6 million) in 2Q08 from Ch$13,832 million (US$26.3 million) in 2Q07. As a result, the operating margin for 2Q08 was 5.7% compared to 8.5% in 2Q07.

NON- OPERATING RESULTS	NON-OPERATING RESULT registered a non-operating profit of Ch$180 million (US$0.3 million) in 2Q08 compared to a non-operating loss of Ch$167 million (US$0.3 million) in 2Q07.

The non-operating gain in 2Q08 is mainly explained by:

(i) An interest income of Ch$1,400 million (US$2.7 million) in 2Q07, compared to Ch$1,372 million (US$2.6 million) in 2Q07. This increase is mainly explained by higher short term interest rates in the quarter; and,

(ii) A monetary correction that reflects a Ch$7,368 million (US$14.0 million) gain due to the CPI of 2.39% registered in the quarter, which translated into gain due to the positive imbalance of fixed assets and liabilities. This compares to a gain in the monetary correction of Ch$5,268 million (US$10.0 million) in 2Q07 due to the CPI of 1.63% registered in 2Q07; and,

(iii) A 124.1% increase in other non-operating income amounting to Ch$2,107 million (US$4.0 million) in 2Q08, due to extraordinary gain for the sale of assets (properties).

The above was partially offset by:

(i) Financial expenses of Ch$6,981 million (US$13.3 million), which increased 54.8% as a result of the increase in the average debt interest rate. This is due to the fact that during year 2008, the Company hedged a portion of its debt from UF to Chilean peso denominated debt. This resulted in a higher nominal interest rate in pesos for said debt. At the same time, this higher rate was compensated by a lower monetary correction associated to the debt, as the debt was no longer denominated in the inflation-adjusted UF instruments. The financial debt remained stable, totaling Ch$408,889 million (US$777.3 million) as of June 30, 2008.

(ii) Other non-operating expenses reached Ch$3,906 million (US$7,4 million), mainly stemming from: (i) Ch$1,522 million (US$2.9) in personnel severances paid in 2Q08, and (ii) Ch$1,254 million (US$2.4 million) in asset write-offs, mainly associated to equipments.

INCOME TAXES	INCOME TAXES: In 2Q08 Telefónica Chile recorded a total income tax charge in the amount of Ch$7,632 million (US$14.5 million). This compares to the Ch$10,038 million (US$19.1 million) tax charge in 2Q07.

Total income tax in 2Q08 consists of: (i) a charge of Ch$3,555 million (US$6.8 million) for deferred taxes from previous periods due to the change in accounting standards (Technical Bulletin No. 60) in year 2000, which required the Company to amortize the accumulated amount of deferred taxes from previous years, and also includes the Chilean tax rate (17%) applied to taxable net income, which differs from financial net income in that it does not consider as an expense (i) monetary correction of shareholders equity or (ii) certain contingencies and write offs.

NET RESULT	The Company recorded net income of Ch$1,931 million (US$3.7 million) in 2Q08 compared to a net income of Ch$4.122 million (US$7.8 million) in 2Q07.

Net income per ADR in 2Q08 amounted to US$0.015, compared to the net income per ADR of US$0.033 recorded in 2Q07. Likewise, net income per share in 2Q08 equaled Ch$2.0 as compared to Ch$4.3 in 2Q07.

CAPEX	Capital Expenditures for Telefonica Chile and its consolidated subsidiaries amounted to Ch$58,364 million (US$110.9 million) for the first half of 2008. Capital expenditures were mainly associated to the development of broadband (ADSL), Pay TV, fixed telephony network and data network.

REVENUES BY BUSINESS UNIT

VOICE, NETWORK AND COMPLEMENTARY SERVICES	Voice, Network and Complementary services is divided into Telephony (voice), Access Charges and Interconnections, and Other Complementary services, which include other revenues associated to fixed telephony, such as: interior installations, equipment marketing, connections and other installations, directory advertising and Telemergencia (home security services subsidiary), and public telephones, among others. Total revenues for this segment represented 54.3% of the total operating revenues in 2Q08, amounting to Ch$88,384 million (US$168.0 million) and decreasing 6.4% from 2Q07. This is mainly attributable to the decline in Telephony (voice) revenues (-7.6%) and complementary services (-9.1%), which were partly offset by a 3.3% access charges increase when compared to 2Q07.

Flexible plans represent 77% of total lines in service	Telephony (Voice) revenues, which include the fixed monthly charge, variable charge, connections and other installations and plans of minutes (allowed under tariff flexibility), decreased 7.6% to Ch$56,714 million (US$107.8 million) in 2Q08 from 2Q07. This decrease is mainly attributable to a 31.1% decrease in the fixed monthly charge and a 9.0% decrease in the variable charge. Traditional telephony (fixed monthly charge and variable charge) revenues were also affected by: (i) a 12.1% decrease in average traffic per line in 2Q08 compared to 2Q07; and (ii) a 1.4% decrease in average lines in service compared to 2Q07, mainly resulting from competition and mobile cannibalization and (iii) migration of customers to flexible plans. The aforementioned migration also generates additional revenues which partially of offset these through growth of 2.5% in revenues from plans of minutes associated with tariff flexibility. As of June 30, 2008, these plans represented 76.8% of the total lines in service, including plans of minutes for corporations. The revenues associated to flexible plans represent 21.5% of the consolidated revenues.

Access charges and interconnection (Fixed Network) revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica Chile's network. They also include other interconnection services in addition to access charges, such as network unbundling, interconnection of networks, information services for carriers and network services for wholesalers, among others. These revenues increased by 3.3% in 2Q08 to Ch$14,007 million (US$26.6 million). This difference was mainly due to an increase of 8.1% in revenues of other interconnection services. These were partially offset by decreases of 20.9% and 10.1% in access charge revenues from DLD and ILD, respectively. Long distance access charge traffic decreased 14.2% in 2Q08 from 2Q07.

Revenues from Complementary Services include revenues generated from telephone directory advertising as a result of the Company's contract with Publiguías, dedicated and dial-up Internet service, Telemergencia (home security services subsidiary), public telephones, interior installations, equipment marketing and connections and other installations, value-added services and other basic telephony revenues (such as operator assisted services and rural telephony, among others). These revenues decreased 9.1% in 2Q08 to Ch$17,663 million (US$33.6 million) compared to 2Q07. This is mainly due to lower revenues from: (i)Telemergencia home security services (-17.4%) due to greater market competition; (ii) interior installations (-19.3%) due to lower number of lines subject to fixed monthly charges; and, (iii) public telephony (-31.7%) due to a 2.3% decrease in public telephony lines in service and lower traffic as a result of mobile cannibalization. The above were partly offset by higher revenues from other basic telephony services (+18.8%) and equipment marketing (+49.9%) mainly explained by the sale of computers and telecommunications equipment related to the “Puesto de Trabajo Informático” (“workstation”) plan for small and medium enterprises, which was launched in July 2007. The plan offers Voice and Broadband services to small and medium enterprises, including the necessary equipment to provide the service.

BROADBAND The Company consolidated its leadership position in Broadband	Broadband (ADSL) revenues, which represent 17.6% of the total revenues, amounted to Ch$28,696 million (US$54.5 million) in 2Q08, an increase of 12.9% with respect to 2Q07. This increase was primarily due to: (i) the 17.6% growth in ADSL connections in the quarter, driven by a commercial focus on bundled plans of broadband plus minutes of voice and digital TV (for residential customers), as well as a plan for small and medium enterprises, called “Puesto de Trabajo Informatico”, launched in July 2007 as explained previously, which led us to a market share of 49.2% as of June 30, 2008.

PAY TV The bundling of services through a flexible offer stabilizes revenues	Revenues from the Pay TV business, launched in June 2006, amounted to Ch$10,125 million (US$19.2 million) in 2Q08, accounting for 6.2% of total revenues. As of June 30, 2008, the Company had 240,801 Pay TV clients, a 17.8% market share. The Company offers a wide number of channels and complements its offering with interactive services through IPTV (television over broadband). The interactive services include Video on Demand (VoD). Additionally, the Company is offering the personal video recorder service (PVR), which allows the client to record, pause, rewind or fast-forward any TV program.

The bundling strategy of flexible plans, broadband and television, has allowed revenues to remain stable and contributes to revenue diversification, thus 81% of total consolidated revenues are not subject to tariff regulation.

LONG DISTANCE Telefónica Larga Distancia strengthens its market leadership position, achieving a market share of 45.5% and 43.4% in DLD and ILD,	Long distance revenues include revenues from domestic and international long distance traffic, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 8.2% of consolidated operating revenues in 2Q08, decreased 9.5% from 2Q07, amounting to Ch$13,399 million (US$25.5 million). The decrease in revenues is mainly explained by: (i) a decrease of 14.0% in national long distance (DLD) mainly due to lower prices, which fell 17% with respect to 2Q07, (ii) and a decrease of 8.5% in international long distance (ILD), mainly due also to lower prices, which fell 22% from 2Q07 and lower revenues from incoming ILD traffic; and, (iii) a decrease of 2.8% in the revenues of network rental. Nevertheless, as a result of the Company’s commercial efforts, DLD and ILD traffics increased 3.1% and 9.1%, respectively, despite the industry contraction. As a result, DLD market share for the quarter increased 5.0 p.p. with respect to 2Q07, reaching 45.5%, and ILD market share increased 3.4 p.p. to 43.4% in 2Q08.

CORPORATE CUSTOMER COMMUNICATIONS Stable revenues from corporate customer communications and market share of 40% in a highly competitive market	Corporate customer communications include revenues from: (i) terminal equipments, which mainly refers to the sale of voice equipment and data transmission equipment; (ii) complementary telephone services, such as digital communications for corporations (high-consumption plans); (iii) data services, including ATM, Frame Relay, housing and hosting services and services related to the IP network; and, (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, e-solutions, and consulting services for corporate customers.

Revenues from corporate customer communications, which accounted for 13.3% of consolidated revenues, increased 2.4% from 2Q07 to Ch$21,574 million (US$41.0 million) in 2Q08, and backed by an improved customer relationship management.

This variation mainly stems from an increase of 8.6% in circuits and others, due to increased revenues from advanced solutions for clients, and an increase of 6.8% in data revenues associated to the IP network (dedicated IP and digital data network Citynet), which were partly offset by a 14.3% decrease in revenues from equipment sales and a 3.6% decrease in revenues from complementary services compared to 2Q07.

In 2Q08, datared links decreased 6.0%, whereas data links through the IP network (dedicated IP) grew 30.0%, while ATM links remained stable from 2Q07.

OTHER BUSINESSES	Other businesses include revenues from the administrative service subsidiary t-gestiona and others. These revenues, which accounted for 0.4% of total 2Q08 operating revenues, increased 4.5% with respect to 2Q07, amounting to Ch$601 million (US$1.1 million) in 2Q08.

COMPANY NEWS

FINAL DIVIDEND

On May 14, 2008, the final dividend was distributed to shareholders. The total amount paid and charged to 2007 net income was Ch$5,050 million (US$9.6 million) or Ch$5.27606 per share. The sum of this dividend and interim paid in November 2007, is equivalent to 100% of 2007 net income.

CAPITAL REDUCTION

At the Extraordinary Shareholders’ Meeting held on April 14, 2008, shareholders approved a capital reduction of Ch$39,243 million (US$74.6 million), equivalent to a gross amount of Ch$41 per share. Payment of this capital reduction was made on June 13, 2008.

TELEFÓNICA CHILE REFINANCE A US$ 150 MILLION SYNDICATED LOAN

On June 12, 2008, Telefonica Chile refinanced an existing US$ 150 million loan maturing December 2008 with an international loan of the same amount.

The international bank loan was structured as a Club Deal, with the participation of Banco Santander, Banesto, Bank of Tokyo, BBVA, Caja Madrid, EDC and Rabobank. The loan has a 5 year maturity, with a bullet repayment and an interest rate of LIBOR plus 60 basis points.

With this transaction, Telefónica Chile fulfills its financing needs for the current year.

WE INVITE YOU TO VISIT TELEFONICA CHILE'S INVESTOR RELATIONS WEBSITE AT:

www.telefonicachile.cl (Investor Relations)
For more information contact:

Sofía Chellew - Verónica Gaete
María José Rodríguez – Diego Saenz	Lucia Domville
TELEFÓNICA CHILE	GRAYLING GLOBAL.
Tel.: 562-6913867	Tel: 646-2849416
E-mail:	E-mail:
sofia.chellew@telefonicachile.cl,	ldomville@hfgcg.com
veronica.gaete@telefonicachile.cl
mariajose.rodriguez@telefonicachile.cl
diego.saenz@telefonicachile.cl

INCOME QUARTERLY CONSOLIDATED STATEMENTS (CHGAAP)
(Millions of Ch$ as of June 30, 2008)

	JAN-JUN	IQ	IIQ	IIIQ	IVQ	JAN-JUN	IQ	IIQ	Variation

	2007	2007	2007	2007	2007	2008	2008	2008	IIT08/IIT07	2008/2007

OPERATING REVENUES

VOICE, FIXED NETWORK AND COMP. SERVICES	188,789	94,389	94,400	93,867	92,449	176,446	88,062	88,384	-6.4%	-6.5%
Telephony (voice)	120,818	59,411	61,407	59,424	59,007	112,717	56,003	56,714	-7.6%	-6.7%
Fixed Charge	29,152	15,175	13,977	13,068	11,860	20,466	10,836	9,630	-31.1%	-29.8%
Variable Charge	27,104	13,829	13,275	11,992	12,399	23,115	11,040	12,075	-9.0%	-14.7%
Plans of minutes (tariff flexibility)	64,562	30,407	34,155	34,364	34,748	69,136	34,127	35,009	2.5%	7.1%
Access Charges and Interconnections (Network)	27,046	13,489	13,557	13,687	13,797	27,177	13,170	14,007	3.3%	0.5%
Domestic long distance	4,067	2,120	1,947	1,833	1,812	3,162	1,621	1,541	-20.9%	-22.3%
International long distance	947	491	456	415	434	770	360	410	-10.1%	-18.7%
Other interconnection services	22,032	10,878	11,154	11,439	11,551	23,245	11,189	12,056	8.1%	5.5%
Complementary Services	40,925	21,489	19,436	20,756	19,645	36,552	18,889	17,663	-9.1%	-10.7%
Directory Advertising	938	686	252	1,952	459	713	542	171	-32.1%	-24.0%
ISP - switched and dedicated	1,068	551	517	153	360	515	282	233	-54.9%	-51.8%
Security services (Telemergencia)	4,576	2,416	2,160	1,957	1,852	3,625	1,840	1,785	-17.4%	-20.8%
Public telephones	4,677	2,619	2,058	1,871	2,161	3,234	1,828	1,406	-31.7%	-30.9%
Interior installations	15,580	7,818	7,762	7,402	7,024	12,957	6,692	6,265	-19.3%	-16.8%
Equipment marketing	1,318	449	869	1,369	1,794	2,449	1,146	1,303	49.9%	85.8%
Connections and other installations	1,145	537	608	695	854	1,974	1,055	919	51.2%	72.4%
Value added services	7,595	3,839	3,756	3,966	3,780	7,574	3,721	3,853	2.6%	-0.3%
Other basic telephony revenues	4,028	2,574	1,454	1,391	1,361	3,511	1,783	1,728	18.8%	-12.8%

BROADBAND	49,435	24,021	25,414	27,846	27,603	56,920 0	28,224	28,696	12.9%	15.1%
TELEVISION	10,975	4,677	6,298	7,394	9,037	19,331	9,206	10,125	60.8%	76.1%
LONG DISTANCE	30,216	15,412	14,804	14,803	15,287	27,619	14,220	13,399	-9.5%	-8.6%
Domestic Long Distance	11,318	5,908	5,410	5,490	5,125	9,606	4,954	4,652	-14.0%	-15.1%
International Long Distance	13,456	6,756	6,700	6,738	6,893	12,944	6,815	6,129	-8.5%	-3.8%
Rental of LD Network	5,442	2,748	2,694	2,575	3,269	5,069	2,451	2,618	-2.8%	-6.9%
CORPORATE CUSTOMER COMMUNICATIONS	40,819	19,745	21,074	20,767	23,302	42,344	20,770	21,574	2.4%	3.7%
Terminal Equipments	5,906	2,670	3,236	3,306	3,368	5,540	2,767	2,773	-14.3%	-6.2%
Complementary Services	7,082	3,518	3,564	3,649	3,738	7,004	3,569	3,435	-3.6%	-1.1%
Data services	15,073	7,438	7,635	7,466	7,689	15,806	7,653	8,153	6.8%	4.9%
Dedicated links and others	12,758	6,119	6,639	6,346	8,507	13,994	6,781	7,213	8.6%	9.7%
OTHER BUSINESSES	1,065	490	575	652	770	1,152	551	601	4.5%	8.2%

TOTAL OPERATING REVENUES	321,299	158,734	162,565	165,329	168,448	323,812	161,033	162,779	0.1%	0.8%

	JAN-JUN	IQ	IIQ	IIIQ	IVT	JAN-JUN	IQ	IIQ	Variation
	2007	2007	2007	2007	2007	2008	2008	2008	IIT08/IIT07	2008/2007

TOTAL OPERATING COSTS AND EXPENSES	292,615	143,882	148,733	146,035	143,644	302,990	149,494	153,496	3.2%	3.5%
OPERATING INCOME	28,684	14,852	13,832	19,294	24,804	20,821	11,539	9,283	-32.9%	-27.4%
EBITDA	141,419	71,628	69,791	74,447	78,707	126,140	65,258	60,882	-12.8%	-10.8%
Operating Margin	8.9%	9.4%	8.5%	11.7%	14.7%	6.4%	7.2%	5.7%	-2.8 pp	-2.5 pp
EBITDA Margin	44.0%	45.1%	42.9%	45.0%	46.7%	39.0%	40.5%	37.4%	-5.5 pp	-5.0 pp
NON-OPERATING INCOME
Interest Income	2,664	1,292	1,372	1,063	1,414	2,941	1,541	1,400	2.0%	10.4%
Other Non-Operating Income	3,116	2,176	940	776	1,256	2,691	584	2,107	124.1%	-13.6%
Revenues from Related Companies	943	292	651	478	526	958	362	596	-8.4%	1.6%
Interest Expense	(8,978)	(4,468)	(4,510)	(4,657)	(5,880)	(13,642)	(6,661)	(6,981)	54.8%	51.9%
Amortization of Goodwill	(803)	(399)	(404)	(409)	(406)	(803)	(399)	(404)	0.0%	0.0%
Other Non-Operating Expenses	(4,886)	(1,736)	(3,150)	(4,754)	(10,316)	(6,846)	(2,940)	(3,906)	24.0%	40.1%
Monetary Correction	346	(4,922)	5,268	2,593	(1,501)	8,728	1,360	7,368	39.9%	-
TOTAL NON-OPERATING INCOME	(7,598)	(7,765)	167	(4,910)	(14,907)	(5,973)	(6,153)	180	7.8%	-21.4%
INCOME BEFORE INCOME TAX	21,086	7,087	13,999	14,384	9,897	14,848	5,386	9,463	-32.4%	-29.6%
Income Tax	(16,075)	(6,037)	(10,038)	(9,209)	(8,993)	(12,031)	(4,399)	(7,632)	-24.0%	-25.2%
Minority Interest	257	96	161	54	(197)	184	84	100	-37.9%	-28.4%
NET INCOME	5,268	1,146	4,122	5,229	707	3,001	1,071	1,931	-53.2%	-43.0%
Observed exchange rate (end of the period)		539.21	526.86	511.23	496.89		437.71	526.05

		IQ	IIQ	IIIQ	IVT		IQ	IIQ
		2007	2007	2007	2007		2008	2008

Earnings per Common Share (Ch$)		1.2	4.3	5.5	0.7		1.1	2.0
Earnings per ADR (US$)		0.009	0.033	0.043	0.006		0.010	0.015
Weighted Average Number of Shares Fully Paid (millions)		957.2	957.2	957.2	957.2		957.2	957.2

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(Figures in Thousand of Ch$ as of June 30, 2008)

ASSETS	2008	2007	LIABILITIES	2008	2007
	M$	M$		M$	M$

CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks	7,087,526	6,798,090
Time deposits	60,346,407	20,697,463	Banks and financial institutions - current maturities	984,845	2,076,287
Marketable securities	4,095,220	15,426,016	Debentures	1,996,299	2,015,077
Trade receivables	161,634,174	183,301,384	Current maturities of other long-term liabilities	18,933	17,220
Notes receivable	3,958,485	5,141,410	Dividends payable	1,631,300	1,896,114
Sundry debtors	5,599,275	6,332,412	Accounts payable	128,803,747	131,234,315
Due from related companies	20,832,720	17,473,654	Other creditors	31,331,440	12,575,071
Inventories	6,446,962	8,262,943	Due to related companies	39,494,765	37,129,230
Refundable taxes	31,290,278	17,737,337	Provisions	7,050,301	4,361,982
Prepaid expenses	3,198,247	4,257,692	Withholdings	12,945,330	11,690,498
Deferred taxes	18,749,233	14,743,202	Unearned income	6,391,974	4,784,181
Other current assets	10,220,007	8,098,298

Total current assets	333,458,534	308,269,901	Total current liabilities	230,648,934	207,779,975

FIXED ASSETS			LONG-TERM LIABILITIES

Land	30,439,342	30,691,858	Banks and financial institutions	335,023,384	358,548,917
Construction and infrastructure works	881,006,866	879,727,782	Debentures	70,884,960	72,348,381
Machinery and equipment	3,180,082,191	3,097,751,433	Sundry creditors	40,167,611	40,352,101
Other fixed assets	376,063,854	371,198,366	Provisions	40,689,564	39,442,613
Technical revaluation	10,442,428	10,501,047	Deferred Taxes	45,581,362	56,550,483
Less: accumulated depreciation	3,233,641,760	3,067,502,499	Other long-term liabilities	3,469,331	4,000,609

Fixed assets-net	1,244,392,922	1,322,367,987	Total long term liabilities	535,816,212	571,243,104

			MINORITY INTEREST	92,584	179,094
OTHER ASSETS
Investments in related companies	9,069,914	9,384,695	EQUITY
Investments in other companies	4,632	4,631	Paid-in capital	865,492,121	915,932,036
Goodwill	15,178,538	16,740,393	Reserve	28,362,886	17,774,382
Long-term debtors	17,877,355	14,617,508	Other reserves	(3,202,763)	(2,849,266)
Intangibles	44,813,088	43,435,509	Retained earnings:	3,000,854	5,267,846
Amortization (less)	(23,345,418)	(17,369,624)	(Losses) Income for the period	3,000,854	5,267,846
Other long-term assets	18,761,263	17,876,171

Total other assets	82,359,372	84,689,283	Total equity	893,653,098	936,124,998

TOTAL ASSETS	1,660,210,828	1,715,327,171	TOTAL LIABILITIES AND EQUITY	1,660,210,828	1,715,327,171

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2008 AND 2007
Figures in Thousand of Constant Ch$ as of June 30, 2008

	2008	2007

NET CASH PROVIDED DUE TO OPERATING ACTIVITIES	89,490,342	113,523,271

Net income (Gain)	3,000,854	5,267,846

Result from asset sales	(1,691,360)	(306,020)

Gain (loss) in sale of fixed assets	(1,691,360)	(306,020)

Charges (credits) to income not affecting cash flow:	116,972,865	123,543,746

Depreciation	103,077,918	110,376,168
Intangibles amortization	2,908,813	3,027,469
Write-off and provisions	16,816,181	10,297,051
Equity earnings from related companies (less)	(957,990)	(943,456)
Amotization of goodwill	803,201	803,201
Price-level restatement (net)	(9,186,152)	(624,698)
Gain (loss) on foreign currency transactions	458,428	278,725
Other credits not affecting cash flow	(111,156)	(278,529)
Other charges not affecting cash flow	3,163,622	607,815

Decrease (increase) in current assets:	9,646,650	2,083,726

(Increase) Decrease in trade receivables	11,805,827	2,106,428
(Increase) Decrease in inventories	622,480	(4,882,303)
(Increase) Decrease in other current assets	(2,781,657)	4,859,601

Increase (decrease) in current liabilities:	(38,255,039)	(16,808,728)

Increase (decrease) due to related companies,
related with operating activities	(37,662,770)	12,184,019
Increase (decrease) in accrued interest payable	(74,924)	(91,507)
Increase (decrease) in income tax payable, net	435,216	(10,746,742)
Increase (decrease) in other accounts payable
related with non operating result	(578,699)	(11,175,254)
Increase (decrease) in value-added tax, net, and other	(373,862)	(6,979,244)

Income (loss) of minority interest	(183,628)	(257,299)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2008 AND 2007
Figures in Thousand of Constant Ch$ as of June 30, 2008

	2008	2007

NET CASH PROVIDED BY FINANCING ACTIVITIES	(45,080,239)	(67,129,890)

Repayment of dividends (less)	(5,115,955)	(14,072,707)
Repayment of capital (less)	(39,243,440)	(53,057,183)
Repayment of liabilities with the public (less)	(720,844)	-

NET CASH USED IN INVESTING ACTIVITIES	(65,073,215)	(60,068,219)

Sale of fixed assets	2,785,181	1,586,167
Sale of other investments	4,873,190	2,177,179
Additions to fixed assets (less)	(59,266,448)	(63,831,565)
Other disbursements	(13,465,138)	-

NET CASH FLOW FOR THE PERIOD	(20,663,112)	(13,674,838)

PRICE-LEVEL RESTATEMENT EFFECT ON CASH AND CASH EQUIVALENTS	(3,011,671)	(1,501,552)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(23,674,783)	(15,176,390)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	81,061,226	45,827,769

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	57,386,443	30,651,379

PHYSICAL STATISTICS

	IQ	IIQ	IIIQ	IVQ	IQ	IIQ
	2007	2007	2007	2007	2008	2008

Total lines in service at the end of period	2,185,041	2,181,717	2,179,739	2,179,205	2,157,376	2,148,055
Average number of lines in service (quarterly)	2,196,788	2,183,452	2,180,512	2,182,542	2,166,097	2,152,065
Flexible plans (number of lines) (2)	1,494,377	1,548,249	1,584,847	1,617,837	1,632,388	1,648,941
Number of lines installed (1)	3,020,434	3,023,567	3,027,141	3,032,522	3,037,364	3,051,348
Public telephones in service at end of period	22,295	22,217	22,109	21,918	21,974	21,708
Effective minutes of local traffic measured by second (million)	2,113	2,149	2,051	2,082	1,831	1,866
DLD traffic (thousands of minutes)	134,335	136,547	129,931	142,387	138,598	140,759
Outgoing ILD traffic (thousands of minutes)	18,038	17,720	18,648	19,657	19,597	19,324
Access charge traffic (thousands of minutes)	650,837	624,928	593,284	595,614	536,964	536,276
Number of lines connected	100,999	114,458	111,042	112,725	90,326	101,546
TV customers (end of period)	129,062	171,386	197,279	219,916	231,625	240,801
ADSL connections (end of period)	527,057	574,464	607,322	644,522	645,106	675,349

(1) With the purpose of reflecting the complete installed capacity, RDSI circuits and lines have been incorporated
(2) Include lines with flexible plans for corporations

ANNUAL VARIATION

	IQ	IIQ	IIIQ	IVQ	IQ	IIQ
	2007	2007	2007	2007	2008	2008

Total lines in service at the end of period	-9.6%	-6.7%	-2.5%	-1.6%	-1.3%	-1.5%
Average number of lines in service (quarterly)	-9.5%	-8.4%	-4.9%	-1.9%	-1.4%	-1.4%
Flexible plans (number of lines) (2)	30.0%	27.4%	25.2%	22.1%	9.2%	6.5%
Number of lines installed (1)	0.2%	0.2%	0.3%	0.4%	0.6%	0.9%
Public telephones in service at end of period	-5.0%	-2.1%	-3.5%	-1.7%	-1.4%	-2.3%
Effective minutes of local traffic measured by second (million)	-17.1%	-15.8%	-13.6%	-3.9%	-13.3%	-13.2%
DLD traffic (thousands of minutes)	-6.7%	2.5%	-3.2%	8.9%	3.2%	3.1%
Outgoing ILD traffic (thousands of minutes)	4.0%	7.0%	13.1%	10.9%	8.6%	9.1%
Access charge traffic (thousands of minutes)	-17.6%	-16.6%	-17.3%	-11.9%	-17.5%	-14.2%
Number of lines connected	3.4%	30.9%	19.3%	6.5%	-10.6%	-11.3%
TV customers (end of period)	-	-	-	-	79.5%	40.5%
ADSL connections (end of period)	47.6%	37.1%	30.7%	30.1%	22.4%	17.6%

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company leads the corporate data transmission service as well as broadband in Chile and provides equipment marketing, value-added and digital television services, among others.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.’s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile’s regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.’s control

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8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 06, 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Isabel Margarita Bravo C.
Name: Isabel Margarita Bravo C. Title: Financial Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.